ITHAKA ACQUISITION CORP.
                       100 SOUTH POINTE DRIVE, 23RD FLOOR
                              MIAMI, FLORIDA 33139

                                                                 August 16, 2005

VIA EDGAR AND TELECOPY (202) 942-9516
Mr. John D. Reynolds
United States Securities and
   Exchange Commission
Mail Stop 3561, 450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      ITHAKA ACQUISITION CORP. (THE "COMPANY")
         REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED MAY 2, 2005 (FILE NO. 333-124521) ( THE "REGISTRATION STATEMENT")

Dear Mr. Reynolds:

         The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 A.M., Wednesday, August 17, 2005, or as soon thereafter as practicable.

         In  connection   with  the  Company's   request  for   acceleration  of
effectiveness of the above-referenced Registration Statement, the Company acknowledges the following:

         (1) Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (2) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (3) The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

                                                     Very truly yours,

                                                     ITHAKA ACQUISITION CORP.



                                                 By: /s/ John M. Glazer
                                                     ------------------------
                                                     John M. Glazer
                                                     Chief Operating Officer

                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                                 August 16, 2005


VIA EDGAR AND TELECOPY - 202-942-9516
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

        RE:    ITHAKA ACQUISITION CORP. (THE "COMPANY")
               REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED MAY 2, 2005 (FILE NO. 333-124521) ( THE "REGISTRATION STATEMENT")


Dear Mr. Reynolds:

         In connection with the Registration Statement on Form S-1 of Ithaka Acquisition Corp., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 9:00 A.M., Wednesday, August 17, 2005 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933.


                                                     Very truly yours,

                                                     EARLYBIRDCAPITAL, INC.


                                                     By:  /s/ Steven Levine
                                                          -------------------
                                                          Steven Levine
                                                          Managing Director

                             EARLYBIRDCAPITAL, INC.
                         275 MADISON AVENUE, SUITE 1203
                            NEW YORK, NEW YORK 10016

                                                                 August 16, 2005


VIA EDGAR AND TELECOPY - 202-942-9516
Mr. John Reynolds
Unites States Securities and
  Exchange Commission
Mail Stop 3561
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

        RE:    ITHAKA ACQUISITION CORP. (THE "COMPANY")
               REGISTRATION STATEMENT ON FORM S-1 ORIGINALLY FILED MAY 2, 2005 (FILE NO. 333-124521) ( THE "REGISTRATION STATEMENT")


Ladies and Gentlemen:

                  In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Ithaka Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated June 15, 2005, were distributed on or about June 15, 2005, as follows:

                     79 to individual investors;

                     5,895 to NASD members (which included 23 prospective underwriters and selected dealers); and

                     1,166 to institutions.

                  The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 15, 2005, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a "firm commitment" offering.

                                                          Very truly yours,

                                                          EARLYBIRDCAPITAL, INC.



                                                       By: /s/ Steven Levine
                                                           --------------------
                                                           Steven Levine
                                                           Managing Director